Mr. Brad Skinner
Office Chief
Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

September 2, 2021

Re:	Madre Tierra Mining Ltd.
Offering Statement on Form 1-A
Filed February 12, 2021
File No. 024-11452

Dear Mr. Skinner:

On behalf of Madre Tierra Mining Ltd. (the “Company”), I hereby request qualification of the above-referenced offering statement at 2:00 p.m., Eastern Time, on September 7, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Sasha Kaplun

Sasha Kaplun, Chief Executive Officer